

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

James C. Kranz
Chief Financial Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652

> **Re:** **Hudson City Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 11, 2010**
> **File No. 000-26001**

Dear Mr. Kranz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business
Allowance for Loan Losses, page 18

1. We note in your disclosure on page 18 that net charge-offs increased in 2009 to $47.22 million from $4.52 million in 2008. Given the significant increase in charge-offs please disclose in future filings the ratio of net charge-offs to average loans outstanding for each period presented in accordance with Item IV.A in Guide 3.

Annual Report for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Operating Results for the Years Ended December 31, 2009 and 2008
Provision for Loan Losses, page12

2. We note your disclosure on page 15 that you increased the loss factors used in your quantitative analysis of the ALL for your one-to-four family first mortgage loans during 2009, based on the recent loss experience on non-performing loans. Further, we note your similar disclosure on page 30 of your first quarter 10-Q. Please tell us and include in future filings the following related to these changes and any additional changes in your ALL methodology:

   a. The financial statement impact of the change(s) on your allowance and provision for loan losses in addition to the period these change(s) occurred; and

   b. Compare and contrast the new methodology to your previous methodology (ex. compare previous loss factors used with new loss factors).

Asset Quality- page 15

3. We note your disclosure on page 22 that the average loan-to-value ("LTV") ratio of your non-performing loans was 72.4% at December 31, 2009. Further, we note your tabular disclosure on this page that includes the LTV ratios for non-performing first mortgage loans by geographic distribution based on appraised values at the time of origination. Given your disclosure on page 22 that the markets in which you lend have experienced significant declines in real estate values, it would be beneficial to investors if your tabular disclosure included current average loan-to-value ratios compared to original average loan-to-value ratios. Please revise your future filings to include this information to the extent available.

Asset Quality, page 22

4. We note your asset quality tabular disclosures on page 22 and that your loan portfolio is concentrated in one- to four- family first mortgage loans. In an effort to provide more transparent disclosures regarding the asset quality of your loan portfolio please provide more granular detail regarding your one- to four- family first mortgage loan category in these asset quality disclosures. For example, present separately as sub-categories interest-only loans, limited documentation loans, and no income verification loans within the delinquency and non-performing loans tables.

Notes to the Consolidated Financial Statements
Note 9. Borrowed Funds, page 59

5. We note from the disclosure on page 61 that you have two repurchase agreements with Lehman Brothers, Inc. totaling $100.0 million and you have pledged as collateral for these borrowings mortgage-backed securities with an amortized cost of $114.5 million. In addition, we note that Lehman Brothers is currently in liquidation and there is no assurance you can fully recover the collateral. Please tell us and disclose in future filings if you have the legal right to set off the securities against the borrowed funds to limit your potential economic loss to the excess of the market value of the securities.

6. As a related matter, we note you have not recognized a loss in your financial statements related to the aforementioned repurchase agreements. Please provide us with your analysis that explains how you determined the related losses were not probable or reasonably estimable at December 31, 2009. Provide us with your updated analysis as of March 31, 2010 and the date of your response letter.

Form 10-Q for the Quarter Ended March 31, 2010

Note 4. Fair Value and Unrealized Losses of Securities, page 10

7. We note your tabular disclosure of unrealized losses on page 10 includes the categories investment securities and mortgage-backed securities. In future interim filings please include all the disclosures required by ASC Topic 320-10-50 and at a more granular level of detail similar to that disclosed on pages 51 to 55 of the 2009 Annual Report.

Item 2. – Management's Discussion and Analysis of Financial Condition and Results of Operations
Provision for Loan Losses, page 28

8. We note the continued deterioration in your asset quality specifically the increase in non-performing loans from $217.6 million at December 31, 2008 to $627.7 million at December 31, 2009 and $744.9 million at March 31, 2010. Considering the significance of deterioration and the resulting impact on your key performance ratios and your results of operations, please revise your future filings for the following:

    a. Separately disclose and quantify by each major category of loans in your portfolio your nonaccrual loans, loans over 90 days past due and still accruing, and any troubled debt restructurings similar to that provided on page 18 of our December 31, 2009 Form 10K;

       b. Disclose by each major category of loans potential problem loans;

       c. Provide a rollforward of the allowance for loan losses similar to that provided on page 18 of your December 31, 2009 Form 10-K and provide the ratio of net charge-offs during the period to average loans outstanding during the period as noted in Section IV.A of Industry Guide III; and

       d. Provide an allocation of the allowance for loan losses by loan category, as noted in Section IV. B of Industry Guide III and similar to that provided on page 22 of your December 31, 2009 Form 10-K. Provide us with your proposed revisions to be included in future filings using your March 31, 2010 information as an example.

Refer to Item 303(b) of Regulation S-K and General Instruction 3(d) of Industry Guide III.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Assistant Chief Accountant